UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Approval of the amendment to the Bylaws of Petrobras Distribuidora and its corporate restructuring

Rio de Janeiro, September 5, 2017 - Petróleo Brasileiro S.A. – Petrobras,
further to the Material Fact disclosed on 8/25/2017, informs that the
Shareholder’s General Meeting (SGM) of Petrobras Distribuidora S.A. (BR)
approved in a meeting held on 8/31/2017, its corporate restructuring, as well as the amendment of its Bylaws.

The main changes to the Bylaws take into account the requirements of Law no.
13,303/2016 and Decree 8,945/2016, including the legal rules relating to listed companies and Novo Mercado regulation, and are highlighted below:

• Accession to the Novo Mercado segment: (i) Exclusive issue of Common Shares;
(ii) Rules for Public Offer of Purchase of shares, including requirement of agreement by the holders of 1/3 (one-third) of outstanding shares for possible exit from the segment, without sale of shares; (iii) Issue of Tag Along, giving equal treatment to the other company shareholders; and (iv) Membership in the
Market Arbitration Chamber.

• Governance, Risk and Compliance Department under the Board of Directors (BD);

• New competencies assigned to BR’s BD and Executive Board (EB);

• Board of Directors composition with at least 3 (three) representatives of the minority shareholders, regardless of corporate interest, in addition to minimum
50% percentage of independent members, taking into account those elected by the minority shareholders;

• Compliance with integrity requirements for the nomination of Administrators and Audit Committee members, in addition to those prescribed by law;

• Inclusion of express clause regarding the incompatibility of participation in the administration bodies of BR and its subsidiaries and controlled companies, of members who are candidates to public offices, whereas such members shall resign their post under penalty of dismissal from the time their intention to run for office becomes public;

• Creation of new Advising Committees to the BD;

• Discipline of Transactions with Related Parties, to require that, in certain cases, in addition to the prior analysis of competence by the Audit Committee, upon the establishment of the Minority Committee, the latter shall provide prior advice, issuing its opinion on the desired transaction. Transactions shall be approved by a 2/3 vote of BD members.

It should be noted that compliance with Novo Mercado Rules and the nomination of
Board of Directors members by minority shareholder shall be subject to the effective Initial Public Offering (IPO) of BR, still subject to internal approval and the approval of the Securities and Exchange Commission of Brazil
(CVM) and favorable conditions of national and international capital markets.

The new Bylaws will be available on the website of Petrobras Distribuidora
(www.br.com.br/governancacorporativa).

The same SGM approved the corporate restructuring of BR, consisting of capital contribution of R$ 6.3 billion and partial split-off of receivables with the
Eletrobras System and other companies in the Petrobras System, in the same amount. As such, BR’s equity capital remains unaltered after the conclusion of transactions.

BR used the funds from capital contribution plus its cash availability of R$ 1.4 billion to execute early settlement in 8/31/2017 of debts with Banco do Brasil, amounting to R$ 4.5 billion, and Bradesco, amounting to R$ 3 billion.  It is important to note that Petrobras was the guarantor of both transactions.

On the same date, Petrobras executed new financing with the same financial institutions, under the same conditions and amounts as the financing paid in advance by BR. Thus, these financing transactions do not have an impact on
Petrobras’ consolidated net indebtedness or the profile of its indebtedness.

Finally, this communication should not be considered as advertisement of offer, and facts deemed relevant on this topic shall be timely communicated to the market.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: September 5, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer